Exhibit 99.1

Dehaier Medical Appoints New Chief Financial Officer

BEIJING, April 11, 2014 - Dehaier Medical Systems Ltd. (NASDAQ: DHRM) (“Dehaier” or the “Company”), an emerging leader in development, assembly, marketing and sale of medical devices and sleep respiratory products in China, today announced that it has appointed Huili (Alisa) Li as its new Chief Financial Officer and as a Director, in both cases to replace Mr. Jingli (Charles) Li, who resigned on April 8, 2014. Mr. Li resigned these positions solely for personal reasons and not due to any disagreement with the Company. Alisa Li will serve the remainder of Charles Li’s term as Director, which term expires in 2014 and will face re-election at Dehaier’s annual general meeting of shareholders in 2014.

Mr. Ping Chen, Chief Executive Officer of the Company, stated, “During his service as our Chief Financial Officer and director, Charles has supported stability and development in our financial systems. We are grateful for his contributions to Dehaier and wish him success in the future. Our new CFO, Alissa Li, has been well prepared to take over the responsibilities, and we look forward to her new contributions to our Company in this role.”

Alisa Li has served as the Company’s financial manager since 2013. She is a certified public accountant and is familiar with US GAAP, PRC GAAP, IFRS and Sarbanes-Oxley Act compliance. She previously worked as an auditor in the professional services department of LehmanBrown’s Beijing office from 2010 to 2013 and in the assurance department of the Beijing office of PricewaterhouseCoopers (PwC) from 2007 to 2009. Ms. Li earned a master’s degree in Technological Economy and Management from Beijing Information Science & Technology University in 2007, a bachelor’s degree in Business Administration from China University of Geosciences in 2004 and a second bachelor’s degree in Science & Technology English from Huazhong University of Science and Technology in 2014. Ms. Li has been chosen to serve as a director because of her experience with financial matters and her familiarity with the Company’s operations.

About Dehaier Medical Systems Ltd.

Dehaier is an emerging leader in the development, assembly, marketing and sale of medical products, including medical devices and sleep respiratory products. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), HEYER (Germany) and Timesco (UK). Dehaier's technology is based on six patents and ten software copyrights. More information may be found at http://www.dehaier.com.cn

Exhibit 99.1

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Dehaier Medical Systems Limited

+86 10-5166-0080

Surie Liu lius@dehaier.com.cn

Janice Wang wangxq@dehaier.com.cn